Annual Report

Cover Page

Name of issuer:

Mainstem Malt, SPC

Legal status of issuer:

> Form: Corporation
> Jurisdiction of Incorporation/Organization: WA
> Date of organization: 5/30/2018

Physical address of issuer:

128 W Maple St
WALLA WALLA WA 99362

Website of issuer:

http://www.mainstemmalt.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$249,271.00	$270,569.00
Cash & Cash Equivalents:	$8,290.00	$27,461.00
Accounts Receivable:	$36,623.00	$62,559.00
Short-term Debt:	$26,417.00	$87,504.00
Long-term Debt:	$81,469.00	$25,000.00
Revenues/Sales:	$347,019.00	$435,792.00
Cost of Goods Sold:	$331,005.00	$401,056.00
Taxes Paid:	$0.00	$0.00
Net Income:	($181,430.00)	($146,017.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   Mainstem Malt, SPC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Alyssa Martinez Neumann	Communications Manager	Oregon Tilth	2015
John Halligan	Oncologist	Advanced Oncology Associates	2018
Philip E. Neumann	Entrepreneur	Mainstem Malt, SPC	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Alyssa Martinez Neumann	Secretary	2015
Philip E. Neumann	President	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means

a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Philip E. Neumann	8166667.0 Common A (8MM) & Preferred A (0.167MM)	48.7

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Mainstem has a limited operating history and remains in an early stage of growth. The company's continued success is dependent on a small leadership team's ability to recruit, retain, and adequately support the talent it needs to scale.

Mainstem faces significant competition from existing and incoming players, many of which are and could become far more capitalized than Mainstem.

Mainstem operates in a specialty agricultural niche within a greater commodity malt industry. As such, volatility in commodity markets has the potential to disrupt Mainstem's crop sourcing model and their downstream supply chains.

Mainstem is a B2B company with a relatively small number of potential accounts and is highly exposed to shifting industry trends, for better or for worse.

Mainstem currently outsources 100% of its processing needs, which could result in temporary loss of key services that are required for the company to operate and generate revenue.

Mainstem currently generates over half of its revenue from its largest account. While the relationship is currently very positive and promising, any chance of instability with this account presents a substantial risk to Mainstem.

Stock in Mainstem will hopefully be worth a lot to many different people someday. But for the time being, the value of the stock is determined by a relatively small number of people who believe strongly in the company's future potential. This dynamic, in addition to the fact that stock in Mainstem is not readily transferable and transferable on an open market, makes the investment in Mainstem relatively illiquid compared to other common investments (e.g., publicly traded companies, real estate, gold).

Mainstem may require additional financing to continue its operations. While its primary goal to increase shareholder equity, subsequent financing may come at the cost of current shareholder equity. Such financing may also never materialize, rendering Mainstem insolvent.

Covid-19 has deeply impacted the industries in which Mainstem operates, from its customer base that thrives on social interaction, to the interstate supply chains it manages. The challenges presented by Covid-19 are also evolving in ways that are difficult to predict. Consequently, Mainstem faces continued risk that Covid-19 will negatively impact its revenue, cost structure, and access to capital.

Alyssa Martinez Neumann is currently a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case, and changes to this arrangement will be important to allow the company to grow to its full potential.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred A	25,000,000	4,439,520	Yes ⌄

Common A	10,000,000	10,000,000	Yes	∨
Common B	5,000,000	0	Yes	∨

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	2,000,000

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Chase Bank
Issue date	09/05/18
Amount	$86,900.00
Outstanding principal plus interest	$8,891.00 as of 05/11/21
Interest rate	13.24% per annum
Maturity date	01/01/26
Current with payments	Yes

This is a Chase Ink business credit card and the $86,900 loan amount shown reflects our current credit limit.

Loan

Lender	Baker Boyer Bank
Issue date	11/16/20
Amount	$60,000.00
Outstanding principal plus interest	$60,000.00 as of 05/11/21
Interest rate	7.255% per annum
Maturity date	11/12/21
Current with payments	Yes

This is a revolving line of credit with a $60k limit and a 1 year term, and which has been renewed each year since 2019

Loan

Lender	SBA
Issue date	02/07/21
Amount	$21,202.00
Outstanding principal plus interest	$21,202.44 as of 05/11/21
Interest rate	1.0% per annum
Maturity date	02/08/26
Current with payments	Yes

Standard PPP Draw #2 loan, pending forgiveness.

Loan

Lender	SBA EIDL
Issue date	01/12/22
Amount	$103,500.00
Outstanding principal plus interest	$103,500.00 as of 03/09/22
Interest rate	3.75% per annum
Maturity date	07/15/50
Current with payments	Yes

This is a standard SBA EIDL Loan, as extended to adversely impacted businesses via the CARES Act. This amount reflects the full loan amount following 2 increases in 2021 and early 2022.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2018	Regulation D, Rule 506(c)	SAFE	$200,000	General operations
11/2019	Regulation D, Rule 506(c)	Preferred stock	$230,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We contract for special lots of grain from conservation-minded family farmers, malt it at partnering craft malt houses, sell the finished malt to brewers and distillers, and help share a compelling supply chain story with beer and spirits fans globally.

We're also developing a tech platform: Headwaters. Its primary goals are to engage consumers with compelling supply chain story, manage market opportunities for artisan products made with our malt, and accelerate progress in our industry.

In 5 years, we hope to be one of the largest craft malt companies in the world, with a Northwest flagship location and a satellite location in Alaska. We will be among the lead innovators in regenerative grain farming, the terroir of grains, and applied malt science. We will be actively using our novel tech platform to engage consumers and accelerate progress in our industry. These projections cannot be guaranteed.

Milestones

Mainstem Malt, SPC was incorporated in the State of Washington in May 2018.

Since then, we have:

- 🌾We sell the #1 non-water ingredient in craft beer ($29B+ US market) and single malt whiskey.
- 📈$1.25MM lifetime malt sales w/ 71+ accounts nationally. ~$500k contracted 2021 sales and growing.
- 🤝A new processing partnership cuts historical COGS by 50%+ and unlocks big growth opportunities.
- 🛒We think big, beyond malt sales, to a marketplace that connects fans to premium artisan products.
- 🌎The world's first B Corp maltster, committed long-term to deep sustainability in ag/food/bev.
- ✨Engaged in the craft malt community since 2014; Phil's an active Craft Maltsters Guild board member.
- 🏞️ The "mainstem" is the longest channel in a river network. It's also our metaphor for collaboration.

Historical Results of Operations

Our company was organized in May 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $347,019 compared to the year ended December 31, 2020, when the Company had revenues of $435,792. Our gross margin was 4.61% in fiscal year 2021, compared to 7.97% in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $249,271, including $8,290 in cash. As of December 31, 2020, the Company had $270,569 in total assets, including $27,461 in cash.

Company had $270,369 in total assets, including $27,461 in cash.

- *Net Loss.* The Company has had net losses of $181,430 and net losses of $146,017 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $107,886 for the fiscal year ended December 31, 2021 and $112,504 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $692,804 in debt, $325,000 in equity, and $200,000 in SAFEs. The vast majority of the debt is no longer outstanding.

We will likely require additional financing in excess of the proceeds from the 2021 Reg CF Offering in order to perform operations over the lifetime of the Company. We are actively working to secure additional capital. Except as otherwise described in our Form C, we do not have additional sources of capital. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Mainstem Malt, SPC cash in hand is $34,678.38, as of March 2022. Over the last three months, revenues have averaged $42,274/month, cost of goods sold has averaged $33,619.15/month, and operational expenses have averaged $23,100.27/month, for an average burn rate of $14,445.42 per month. Our intent is to be profitable in 12 months.

We continue to use funds obtained from our 2021 RegCF to assist with working capital, with the majority of our malting being done in partnership with Montana Craft Malt. Through this model, we launched a revamped product line of 4 core malts in 2021 Q2, which has been received very well in the industry.

Despite a number of recent and substantial wins with customers, our small team's capacity to grow revenue and develop new business opportunities has been encumbered by worsening supply chain disruptions and navigation of complex dynamics with external partners.

Note that we were able to collect payment for most of the past-due invoices in our Accounts Receivable in early 2022, and this year we will aim to prompt customers about outstanding balances well in advance of year end.

We expect revenue gains through 2022, as compared to 2020 and 2021, with target year end revenues above $600k at a 15-20% gross margin. By default, operating expenses will be scaled with the goal of reducing our losses compared to 2021. If we raise sufficient capital, we are comfortable continuing to maintain constructive losses near or above 2021 levels.

We are not yet profitable and will need additional capital to reach profitability as an independent company.

Beyond a modest cash reserve, we have a $95k limit on our Chase credit card. As of 3/21/2022, the credit card has a balance of $11,893.01.

Any projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the

discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Philip E. Neumann, certify that:

(1) the financial statements of Mainstem Malt, SPC included in this Form

are true and complete in all material respects ; and

(2) the tax return information of Mainstem Malt, SPC included in this

Form reflects accurately the information reported on the tax return for

Mainstem Malt, SPC filed for the most recently completed fiscal year.

Philip E. Neumann
Entrepreneur

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during

a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.mainstemmalt.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Alyssa Martinez Neumann
John Halligan
Philip E. Neumann

Appendix E: Supporting Documents

Mainstem_Malt_-_Shareholders__Agreement.pdf
MSM_Term_Sheet_5.10.21_v3.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Mainstem Malt Subscription Agreement v3

SPV Subscription Agreement

Mainstem Malt Subscription Agreement v3

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Alyssa Martinez Neumann

John Halligan

Philip E. Neumann

Appendix E: Supporting Documents

Mainstem_Malt_-_Shareholders__Agreement.pdf
MSM_Term_Sheet_5.10.21_v3.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Mainstem Malt, SPC

By

Phil Neumann

CEO & Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Alyssa Martinez Neumann

Communications
3/25/2022

Phil Neumann

CEO & Co-Founder
3/21/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's

behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.